EXHIBIT 11


     BALLARD MEDICAL PRODUCTS


     COMPUTATION OF INCOME PER COMMON SHARE AND
     COMMON EQUIVALENT SHARES FOR THE THREE YEARS
     IN THE PERIOD ENDED SEPTEMBER 30, 1997


                                 Period                              Income
                   Cumulative      Out-       Average         Net       Per
                       Shares  Standing        Shares       Income    Share


     Primary
     income
     per
     share:

     1997      10,666,208,120       365    29,222,488  $30,426,287   $1.041

     1996      10,444,159,640       365    28,614,136   25,603,039    0.895

     1995      10,163,100,515       365    27,844,111   20,942,616    0.752

     Fully
     diluted
     income
     per
     share:

     1997      10,722,101,300       365    29,375,620  $30,426,287   $1.036

     1996      10,573,632,075       365    28,968,855   25,603,039    0.844

     1995      10,344,080,290       365    28,339,946   20,942,616    0.739